[PLACE ON COMPANY LETTERHEAD]

W. KIRK BRASSFIELD

Senior Vice President and Chief Financial Officer

April 24, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Julia E. Griffith

Special Counsel

Office of Mergers and Acquisitions

Re:	SEC Comment Letter dated April 19, 2010

Parker Drilling Company

Schedule TO-I and TO-I/A

Filed April 11, 13 and 17, 2012

File No. 5-37314

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Parker Drilling Company (the “Company”) does hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions regarding this letter or its contents.

Very truly yours,

/s/ W. Kirk Brassfield
W. Kirk Brassfield
Senior Vice President and Chief Financial Officer